                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

    For the fiscal year end December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from __________ to __________

                        Commission File Number: 000-20202

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CREDIT ACCEPTANCE CORPORATION

                     25505 West Twelve Mile Road, Suite 3000
                         Southfield, Michigan 48034-8339

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

                                                                                                                       PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                                 3

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 2003 and 2002                                         4

   Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2003                           5

   Notes to Financial Statements                                                                                        6

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2003         11

   Form 5500, Schedule G, Question 4a -- Delinquent Participant Contributions for the Year Ended December 31, 2003     12

     All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for
     Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES                                                                                                             13

EXHIBIT INDEX                                                                                                          14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Credit Acceptance Corporation
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of assets available for benefits of Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held at year end as of December 31, 2003 and delinquent participant contributions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
October 1, 2004

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                         2003           2002
                                                      -----------    -----------
ASSETS:
  Investments -- at fair value:
    Investments                                       $ 5,527,944    $ 3,535,502
    Participant loans                                     200,387        164,509
                                                      -----------    -----------
           Total investments                            5,728,331      3,700,011

  Receivables:
    Employer contributions                                  5,118          6,105
    Participants contributions                             84,202         60,403
    Other                                                    (265)           273
                                                      -----------    -----------

           Total receivables                               89,055         66,781
                                                      -----------    -----------

ASSETS AVAILABLE FOR BENEFITS                         $ 5,817,386    $ 3,766,792
                                                      ===========    ===========

See notes to financial statements.

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Interest and dividends                                              $   49,947
  Net appreciation of investments                                      1,003,495
                                                                      ----------

           Net investment income                                       1,053,442

  Contributions:
    Employer                                                             131,700
    Participants                                                       1,053,820
    Rollovers                                                            101,873
                                                                      ----------

           Total contributions                                         1,287,393
                                                                      ----------

           Total additions                                             2,340,835

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Loan fees paid by participants                                           5,675
  Benefits paid to participants                                          281,520
  Other fees                                                               3,046
                                                                      ----------

           Total deductions                                              290,241
                                                                      ----------

           Net increase                                                2,050,594

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                    3,766,792
                                                                      ----------

  End of year                                                         $5,817,386
                                                                      ==========

See notes to financial statements.

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

      The following brief description of the Credit Acceptance Corporation (the "Company") 401(k) Profit Sharing Plan and Trust (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL -- The Plan is a defined contribution plan available to all salaried and hourly-rated employees of the Company who have 90 days of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS -- Participants may contribute up to 20% of their annual compensation, subject to current Internal Revenue Service ("IRS") limitations of $12,000 and $11,000 in 2003 and 2002, respectively, and other limitations based upon the participants' compensation level. Contributions withheld from an employee's pay on a pretax basis are not taxable until withdrawn from the Plan by the participant. The Company makes matching contributions equal to $0.50 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $1,250 annually. Prior to January 1, 2004, the Company made matching contributions equal to $0.25 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $625 annually. Other contributions made by the Company are at its discretion.

      PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.

      VESTING -- Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

      LOANS -- Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50% of the participant's vested fund balance, not to exceed $50,000.

      PAYMENT OF BENEFITS -- On termination of service due to death, disability or retirement, a participant may elect to receive the value of the participant's vested fund balance in either a lump-sum amount or in installment payments.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION -- The accompanying financial statements have been prepared on the accrual basis of accounting.

      USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates. The Plan invests in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION -- Investments are recorded at fair value as determined by the trustee of the Plan using quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

      EXPENSES -- Plan expenses (other than loan fees) are paid by the Company.

3.    INVESTMENTS

      ABN Amro Trust Services Company ("ABN") is the Plan trustee. As of December 31, investments representing 5% or more of the Plan's assets are as follows:

                                             2003         2002
                                          ----------   ----------
ABN Amro S&P 500 Index                    $  951,783   $  635,457
Euro-Pacific Growth Fund                     756,168      440,894
ABN Amro Income Plus Fund                    740,520      666,990
ABN Amro Balanced Fund                       685,361      554,808
Veredus Aggregate Growth Fund                646,804      330,252
Franklin Balance Sheet                       523,174      326,896
ABN Amro Growth Fund                         306,100      175,735
ABN Amro Bond Fund                           275,881      235,902
Other                                        642,153      168,568
                                          ----------   ----------
Total investments                         $5,527,944   $3,535,502
                                          ==========   ==========

During the year ended December 31, 2003 the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

ABN Amro S&P 500 Index                                   $   203,512
Veredus Aggregate Growth Fund                                177,069
Euro-Pacific Growth Fund                                     167,990
Franklin Balance Sheet                                       114,764
Credit Acceptance Stock Fund                                  97,103
ABN Amro Balanced Fund                                        85,243
ABN Amro Growth Fund                                          49,794
ABN Amro Mid Cap Fund                                         49,361
ABN Amro Income Plus Fund                                     31,231
Washington Mutual                                             29,317
ABN Amro Bond Fund                                            (1,889)
                                                         -----------

Net appreciation of investments                          $ 1,003,495
                                                         ===========

4.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by ABN Amro Trust Services Company. ABN Amro Trust Services Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    TAX STATUS

      The Company has adopted a standardized prototype plan sponsored by ABN. The IRS has issued a favorable opinion letter dated August 30, 2001, in regards to the ABN prototype plan. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been included in the Plan's financial statements.

7.    NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

      The Company remitted the March 2003 participant contributions of $105,223 to the trustee on April 22, 2003, which was later than required by Department of Labor ("DOL") Regulation 2510.3-102.

      The Company remitted the May 2003 participant contributions of $94,771 to the trustee on July 1, 2003, which was later than required by DOL Regulation 2510.3-102.

      The Company will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transactions. In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant contributions been remitted on a timely basis.

      The Company remitted the December 2002 participant contributions of $73,279 to the trustee on January 28, 2003, which was later than required by DOL Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

                                     ******

                             SUPPLEMENTAL SCHEDULES

CREDIT ACCEPTANCE CORPORATION
401(K) PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

                                                                        (c)                (e)
(a)                         (b)                                     DESCRIPTION          CURRENT
                     IDENTITY OF ISSUE                             OF INVESTMENT          VALUE
*    ABN Amro Trust Service Company:
*      ABN Amro Income Plus Fund                                  Mutual Fund         $    740,520
*      ABN Amro Bond Fund                                         Mutual Fund              275,881
*      ABN Amro Balance Fund                                      Mutual Fund              685,361
*      ABN Amro S&P 500 Index                                     Mutual Fund              951,783
       Franklin Balance Sheet                                     Mutual Fund              523,174
*      ABN Amro Growth Fund                                       Mutual Fund              306,100
       Veredus Aggregate Growth Fund                              Mutual Fund              646,804
       Euro-Pacific Growth Fund                                   Mutual Fund              756,168
       Washington Mutual                                          Mutual Fund              202,953
*      ABN Amro Mid Cap Fund                                      Mutual Fund              234,177
       Liquidity Fund                                             Mutual Fund                   94
*      Credit Acceptance Stock Trust                              Stock Trust              204,929
                                                                                      ------------
                Total investments                                                        5,527,944

*    Loans to participants, 7.45% to 11.50% maturing
       at various dates not exceeding five years                                           200,387
                                                                                      ------------

      TOTAL INVESTMENTS                                                               $  5,728,331
                                                                                      ============

*  Party-in-interest

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST

FORM 5500, SCHEDULE G, QUESTION 4a --
DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2003

QUESTION 4a, "DID THE EMPLOYER FAIL TO TRANSMIT TO THE PLAN ANY PARTICIPANT CONTRIBUTIONS WITHIN THE TIME PERIOD DESCRIBED IN 29 CFR 2510.3-102," WAS ANSWERED "YES."

                       RELATIONSHIP TO PLAN,
IDENTITY OF PARTY        EMPLOYER OR OTHER
   INVOLVED              PARTY-IN-INTEREST           DESCRIPTION OF TRANSACTIONS                           AMOUNT
Credit Acceptance     Employer/Plan Sponsor     Participant contributions for employees                 $  73,279
Corporation                                     were not funded within the time period
                                                prescribed by D.O.L. Regulation 2510.3-102.
                                                The December 2002 participant contribution
                                                was deposited on January 28, 2003.

                                                Participant contributions for employees                   105,223
                                                were not funded within the time period
                                                prescribed by D.O.L. Regulation 2510.3-102.
                                                The March 2003 participant contribution
                                                was deposited on April 22, 2003.

                                                Participant contributions for employees                    94,771
                                                were not funded within the time period
                                                prescribed by D.O.L. Regulation 2510.3-102.
                                                The May 2003 participant contribution
                                                was deposited on July 1, 2003.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       CREDIT ACCEPTANCE CORPORATION
                                       401(k) PROFIT SHARING PLAN AND TRUST

Date: November 16, 2004                By: /s/ Douglas W. Busk
                                           ---------------------------------
                                               Douglas W. Busk
                                               Treasurer

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER          DESCRIPTION
 ------          -----------
 23.1           Consent of Deloitte & Touche LLP